EXHIBIT 5.1

March 13, 2014

Mr. Andrew Reid
Chief Executive Officer
Treaty Energy Corporation
317 Exchange Place
New Orleans, LA 70130

Dear Andrew,

I am writing you to formally notify you that I am resigning from the Board and as an officer of Treaty Energy Corporation. My last day of employment will be March 14, 2014.

I am taking this step because my hedge fund Level III Trading has finally settled with the National Futures Association. I now have a duty to my fund to wrap up its affairs over the next many months without any type of conflict of interest. I will be available on a consulting basis.

We have worked extremely hard over the past few years, and do strongly believe that the direction we have taken in Texas with our new drilling program will bring Treaty Energy Corporation great success.

/s/ Bruce Gwyn
Yours Sincerely,
Bruce Gwyn